SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 August 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT INDEX


1.1      Transaction in Own Shares released on 01 August 2005
1.2      Transaction in Own Shares released on 02 August 2005
1.3      Transaction in Own Shares released on 03 August 2005
1.4      Transaction in Own Shares released on 04 August 2005
1.5      Transaction in Own Shares released on 05 August 2005
1.6      Transaction in Own Shares released on 08 August 2005
1.7      Transaction in Own Shares released on 09 August 2005
1.8      Transaction in Own Shares released on 10 August 2005
1.9      Transaction in Own Shares released on 11 August 2005
2.0      Director/PDMR Shareholding released on 11 August 2005
2.1      Transaction in Own Shares released on 12 August 2005
2.2      Transaction in Own Shares released on 15 August 2005
2.3      Transaction in Own Shares released on 16 August 2005
2.4      Transaction in Own Shares released on 17 August 2005
2.5      Transaction in Own Shares released on 18 August 2005
2.6      Transaction in Own Shares released on 19 August 2005
2.7      Transaction in Own Shares released on 22 August 2005

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 August 2005

BP p.l.c. announces that on 29 July 2005, it purchased 8,860,000 ordinary shares at prices between 631.00 pence and 637.00 pence per share and between 1101.83 cents and 1116.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 480,067,724 ordinary shares in Treasury, and has 21,022,530,825 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 August 2005

BP p.l.c. announces that on 1 August 2005, it purchased 8,320,000 ordinary shares at prices between 627.00 pence and 631.50 pence per share and between 1107.00 cents and 1116.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 488,387,724 ordinary shares in Treasury, and has 21,014,331,123 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 August 2005

BP p.l.c. announces that on 2 August 2005, it purchased 8,100,000 ordinary shares at prices between 627.50 pence and 634.50 pence per share and between 1117.50 cents and 1125.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 496,487,724 ordinary shares in Treasury, and has 21,006,569,173 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 August 2005

BP p.l.c. announces that on 3 August 2005, it purchased 9,360,000 ordinary shares at prices between 632.00 pence and 644.50 pence per share and between 1135.17 cents and 1146.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 505,847,724 ordinary shares in Treasury, and has 20,997,373,469 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 August 2005

BP p.l.c. announces that on 4 August 2005, it purchased 9,150,000 ordinary shares at prices between 637.00 pence and 642.00 pence per share and between 1132.17 cents and 1143.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 514,997,724 ordinary shares in Treasury, and has 20,988,504,857 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 August 2005

BP p.l.c. announces that on 5 August 2005, it purchased 5,730,000 ordinary shares at prices between 638.00 pence and 639.50 pence per share and between 1126.67 cents and 1138.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 520,727,724 ordinary shares in Treasury, and has 20,983,371,014 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 August 2005

BP p.l.c. announces that on 8 August 2005, it purchased 5,023,060 ordinary shares at prices between 638.00 pence and 648.00 pence per share and between 1152.00 cents and 1160.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 525,750,784 ordinary shares in Treasury, and has 20,979,091,651 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 August 2005

BP p.l.c. announces that on 9 August 2005, it purchased 12,685,000 ordinary shares at prices between 649.50 pence and 662.50 pence per share and between 1170.33 cents and 1178.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 538,435,784 ordinary shares in Treasury, and has 20,966,850,477 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 August 2005


BP p.l.c. announces that on 10 August 2005, it purchased 6,800,000 ordinary shares at prices between 651.50 pence and 659.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 545,235,784 ordinary shares in Treasury, and has 20,960,391,731 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 August 2005

We were advised today, 11 August 2005, by Computershare Plan Managers that on 10 August 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.59 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                      51 shares

Dr. A.B. Hayward                    51 shares

Mr. J.A. Manzoni                    51 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    51 shares

Mr Andrew G. Inglis                 51 shares

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 August 2005

BP p.l.c. announces that on 11 August 2005, it purchased 6,750,000 ordinary shares at prices between 653.00 pence and 660.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 551,985,784 ordinary shares in Treasury, and has 20,954,399,201 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 August 2005

BP p.l.c. announces that on 12 August 2005, it purchased 5,500,000 ordinary shares at prices between 648.00 pence and 652.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 557,485,784 ordinary shares in Treasury, and has 20,951,712,561 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 August 2005

BP p.l.c. announces that on 15 August 2005, it purchased 5,972,000 ordinary shares at prices between 643.50 pence and 649.00 pence per share and between 1161.33 cents and 1170.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 563,457,784 ordinary shares in Treasury, and has 20,947,194,938 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 August 2005

BP p.l.c. announces that on 16 August 2005, it purchased 6,039,097 ordinary shares at prices between 638.00 pence and 644.00 pence per share and between 1152.67 cents and 1159.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 569,496,881 ordinary shares in Treasury, and has 20,944,216,283 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 August 2005

BP p.l.c. announces that on 17 August 2005, it purchased 6,050,000 ordinary shares at prices between 632.50 pence and 639.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 575,546,881 ordinary shares in Treasury, and has 20,939,217,059 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 August 2005

BP p.l.c. announces that on 18 August 2005, it purchased 6,800,000 ordinary shares at prices between 624.50 pence and 630.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 582,346,881 ordinary shares in Treasury, and has 20,932,899,319 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 August 2005

BP p.l.c. announces that on 19 August 2005, it purchased 6,246,200 ordinary shares at prices between 625.00 pence and 634.00 pence per share and between 1132.50 cents and 1136.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 582,346,881 ordinary shares in Treasury, and has 20,933,074,053 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  5 September 2005                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary